UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 20, 2023, ADC Therapeutics SA (the “Company”) announced that it plans to discontinue the Phase 2 LOTIS-9 clinical trial evaluating ZYNLONTA® (loncastuximab tesirine-lpyl) and rituximab (Lonca-R) in unfit or frail patients with previously untreated diffuse large B-cell lymphoma (DLBCL). Given the challenges of defining the addressable segment of the difficult-to-treat unfit or frail DLBCL patient population, many with significant active underlying co-morbidities, the benefit-risk profile does not support continuation of the LOTIS-9 trial. Following a meeting on July 19, 2023, the U.S. Food and Drug Administration (FDA) placed a partial clinical hold on the trial for new patient enrollment but will allow patients already on therapy who are deriving clinical benefit to remain on therapy after being reconsented. Following treatment of any reconsenting patients, the Company will conduct the necessary steps to conclude the trial and does not plan to continue studying this regimen in the unfit or frail previously untreated DLBCL patient population.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-267293, 333-267295 and 333-270570) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: July 20, 2023

	By:	/s/ Peter J. Graham
	Name:	Peter J. Graham
	Title:	Chief Legal Officer